                                              Filed Pursuant to Rule 424(b)(5)
                                              Registration No. 33-50165


          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 8, 1993

                                  $25,000,000

                              Gulf Power Company
                     a subsidiary of The Southern Company

           First Mortgage Bonds, 6 1/2% Series Due November 1, 2006

                     Interest payable May 1 and November 1


                                 ------------

  Interest on the  new Bonds will accrue  from November 1, 1996  and will be payable semi-annually onMay  1 and November 1, beginning  May 1, 1997.
      The  new Bonds  will be  redeemable at  the option  of Gulf  Power
         Company ("GULF") in  whole or in  part at any  time upon not less than  30  days'  notice at  the  regular redemption
             prices described  herein. See "Certain Terms  of the
               New Bonds -- Redemption Provisions" herein.

                                 ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED UPON THE  ACCURACY OR ADEQUACY  OF THIS PROSPECTUS  SUPPLEMENT
      OR THE  PROSPECTUS.  ANY REPRE-  SENTATION  TO THE  CONTRARY  IS A
       CRIMINAL OFFENSE.

                                 ------------

                                                       UNDERWRITING
                                            PRICE TO   DISCOUNTS AND PROCEEDS TO
                                           PUBLIC (1)   COMMISSIONS  GULF (1)(2)
                                           ----------- ------------- -----------
Per Bond..................................   98.559%       .418%       98.141%
Total..................................... $24,639,750   $104,500    $24,535,250

(1) Plus accrued interest from November 1, 1996.
(2) Before deducting estimated expenses of $253,000 payable by GULF.

                                 ------------

  The new Bonds are offered by the Underwriter, when, as and if issued by GULF, delivered to and accepted by the Underwriter and subject to its right to reject orders in whole or in part. It is expected that delivery of the new Bonds will be made on or about November 20, 1996, against payment in immediately available funds.

                                CS First Boston

          The date of this Prospectus Supplement is November 6, 1996.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES HEREBY OFFERED AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IT IS EXPECTED THAT DELIVERY OF THE NEW BONDS WILL BE MADE AGAINST PAYMENT THEREFOR ON OR ABOUT THE DATE SPECIFIED IN THE LAST PARAGRAPH ON THE COVER PAGE OF THIS PROSPECTUS SUPPLEMENT, WHICH IS THE TENTH BUSINESS DAY FOLLOWING THE DATE HEREOF (SUCH SETTLEMENT CYCLE BEING HEREIN REFERRED TO AS "T+10"). PURCHASERS OF THE NEW BONDS SHOULD NOTE THAT TRADING OF THE NEW BONDS ON THE DATE HEREOF AND THE NEXT SIX SUCCEEDING BUSINESS DAYS MAY BE AFFECTED BY THE T+10 SETTLEMENT. SEE "UNDERWRITING."

                                USE OF PROCEEDS

  The proceeds from the sale of the new Bonds, together with $27,000,000 in bank borrowings having a term of three years, will be applied by GULF to the redemption in December 1996 of the $49,180,000 outstanding principal amount of its First Mortgage Bonds, 8 3/4% Series due December 1, 2021. Such redemption is subject to GULF's closing the sale of the new Bonds and effecting such borrowings.

               RECENT RESULTS OF OPERATIONS; RECENT DEVELOPMENTS

  For the twelve months ended September 30, 1996, "Operating Revenues", "Income Before Interest Charges" and "Net Income After Dividends on Preferred Stock" were $629,212,000, $88,420,000 and $53,151,000, respectively. In the opinion of the management of GULF, the above unaudited amounts for the twelve months ended September 30, 1996 reflect all adjustments (which, except as described in the following paragraph, were only normal recurring adjustments) necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" for the twelve months ended September 30, 1996 was 4.07. The "Ratios of Earnings to Fixed Charges" for the years ended December 31, 1993, 1994 and 1995 were 3.57, 3.89 and 4.25, respectively.

  "Income Before Interest Charges" and "Net Income After Dividends on Preferred Stock" for the twelve months ended September 30, 1996 reflect charges of approximately $5,900,000, after taxes, reflecting benefits provided pursuant to work force reduction programs.

  As described in "Item 7 - Management's Discussion and Analysis of Results of Operations and Financial Condition - Future Earnings Potential" in GULF's Annual Report on Form 10-K for the year ended December 31, 1995, in September 1995 GULF filed a petition with the Florida Public Service Commission ("FPSC") seeking approval of a new optional Commercial/Industrial Service Rider (CISR). On September 3, 1996, the FPSC approved GULF's petition for the CISR to be implemented on a pilot/experimental basis. The CISR will allow GULF the flexibility to negotiate prices and other terms of service with its large commercial and industrial customers who have competitive alternatives to taking electric service from GULF.

                        CERTAIN TERMS OF THE NEW BONDS

  The following description of certain terms of the new Bonds offered hereby supplements, and should be read together with, the statements under "Description of New Bonds" in the accompanying Prospectus.

  GENERAL: The new Bonds will mature on the date shown in their title. They will bear interest from November 1, 1996 at the rate per annum shown in their title, payable on May 1 and November 1 in each year. Interest will, subject to certain exceptions, be paid to registered holders of record at the close of business on the April 15 or October 15, as the case may be, next preceding the interest payment date.

  Settlement by the purchasers of the new Bonds will be made in immediately available funds. The new Bonds will initially be issued in the form of one or more fully registered securities, representing the aggregate principal amount of the new Bonds, that will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), and registered in the name of CEDE & Co., the nominee of DTC. All payments to DTC of principal and interest on the new Bonds will be made in immediately available funds.

  REDEMPTION PROVISIONS: The new Bonds will be redeemable by GULF in whole or in part at any time upon not less than 30 nor more than 45 days' notice, at regular redemption prices equal to the greater of (i) 100% of the principal amount of the new Bonds being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the new Bonds being redeemed discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Yield plus 5 basis points, plus, for (i) and (ii) above, whichever is applicable, accrued interest on the new Bonds to the date of redemption. New Bonds will not be redeemable by GULF by operation of the improvement fund or the replacement provisions of the Mortgage or by the use of proceeds of released property.

  "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

  "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of new Bonds to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the new Bonds.

  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day in New York City preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for US Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the Reference Treasury Dealer Quotation for such redemption date.

  "Independent Investment Banker" means an independent investment banking institution of national standing appointed by GULF and reasonably acceptable to the Trustee.

  "Reference Treasury Dealer" means a primary US Government securities dealer in New York City appointed by GULF and reasonably acceptable to the Trustee.

  "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount and quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day in New York City preceding such redemption date).

  ISSUANCE OF NEW BONDS: The new Bonds will be issued under Article V of the Mortgage against the retirement of other bonds heretofore outstanding under the Mortgage.

  REGARDING THE TRUSTEE: The Chase Manhattan Bank (formerly known as Chemical
Bank) is the successor Trustee under the Mortgage. Such bank is a depositary of GULF, and GULF and affiliates of GULF from time to time borrow money from such bank. The Citizens & Peoples National Bank of Pensacola resigned as Co-Trustee under the Mortgage effective December 9, 1993.

                          LEGAL OPINIONS AND EXPERTS

  Beggs & Lane, Pensacola, Florida, general counsel for GULF, will render an opinion as to the legality of the new Bonds. Troutman Sanders LLP, Atlanta, Georgia, counsel for GULF, will also render an opinion to the Underwriter as to the legality of the new Bonds. Dewey Ballantine, New York, New York, will act as counsel for the Underwriter and will render an opinion to it as to the legality of the new Bonds.

  The financial statements and schedules of GULF filed with GULF's Annual Report on Form 10-K for the year ended December 31, 1995, incorporated by reference in the accompanying Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference therein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

  Statements as to matters of law and legal conclusions in GULF's Annual Report on Form 10-K for the year ended December 31, 1995, relating to titles to property of GULF under "Item 2 -- Properties -- Titles to Property", relating to GULF under "Item 1 -- Business -- Regulation" and "Item 1 --
 Business -- Rate Matters", and in the accompanying Prospectus relating to the lien of GULF's Mortgage and the priority of the new Bonds under "Description of New Bonds -- Priority and Security", have been reviewed by Beggs & Lane, general counsel for GULF, and such statements are made upon their authority as experts. G. Edison Holland, Jr., a partner of Beggs & Lane, is Vice President and Corporate Counsel of GULF.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Purchase Contract dated the date hereof, GULF has agreed to sell to CS First Boston Corporation (the "Underwriter"), and the Underwriter has agreed to purchase, the entire principal amount of the new Bonds. Under the terms and conditions of the Purchase Contract, the Underwriter is obligated to take and pay for all of the new Bonds if any are taken.

  The Underwriter proposes to offer the new Bonds in part directly to retail purchasers at the public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.30% of the principal amount of the new Bonds. The Underwriter may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the new Bonds to certain brokers and dealers. After the new Bonds are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriter.

  The new Bonds are a new issue of securities with no established trading market. GULF has been advised by the Underwriter that such Underwriter intends to make a market in the new Bonds but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the new Bonds.

  GULF has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  In the ordinary course of business, the Underwriter and certain of its affiliates have engaged, and may in the future engage, in transactions with GULF and its affiliates.

  It is expected that delivery of the new Bonds will be made against payment therefor on or about the date specified in the last paragraph on the cover page of this Prospectus Supplement, which is the tenth business day following the date hereof. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise at the time of the transaction. Accordingly, purchasers who wish to trade the new Bonds on the date hereof or the next six succeeding business days will be required, by virtue of the fact that the new Bonds initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the new Bonds who wish to trade the new Bonds on the date hereof or the next six succeeding business days should consult their own advisor.